March 4, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed February 13, 2025
           File No. 333-282351
Dear Oz Adler:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-4 Filed February 13, 2025 Questions and Answers about the Special Meeting and the Merger
What are the material U.S. federal income tax consequences of the Merger to me?, page vii

1. We note your answer to this question directs individuals to consult their independent tax advisor. Please revise to also include a brief summary of your position with respect to the tax consequences of the Merger.
Risk Factors
The eCommerce operations of SciSparc Nutraceuticals rely on Amazon Marketplace..., page
49

2. We note your amended disclosure that SciSparc has experienced an instance of non-
       compliance with applicable terms of use and policies on Amazon Marketplace. To the
 March 4, 2025
Page 2

       extent such instance of non-compliance was material, please revise to provide additional details.
Comparative Per Share Market Price Information, page 84

3. We note your calculations provided in response to prior comment 4. It appears the number of SciSparc shares given per one AutoMax share (Exchange Ratio) was 1.024 as of December 30, 2024 and February 7, 2025; therefore, AutoMax shareholders would receive approximately 108,179,194 SciSparc ordinary shares merger consideration calculated based on the Exchange Ratio and 105,643,744
AutoMax
       outstanding shares as of December 30, 2024 and February 7, 2025. This number of
       SciSparc shares expected to be issued appears to be inconsistent with the 9,818,195 shares utilized to calculate the total estimated consideration to be paid on page 223.
       Please reconcile the difference.
AutoMax Motors Ltd. Summary of consolidated interim profit and loss reports, page F-189

4. We note your response to prior comment 21. Please disclose the amounts used as the numerators and the weighted average numbers of shares used as the denominators in calculating basic and diluted earnings or loss per share for all periods presented. Refer to IAS 33.70.
General

5. We note that you added Proposal No. 5 to approve a reverse share split of SciSparc's issued and outstanding ordinary shares in the range of a ratio of up to 1:100, to be effectuated at the discretion of, at such number of increments, and on such dates, as may be determined by the SciSparc board of directors within 18 months from the
       Special Meeting. Please revise to add a Question & Answer, as well as Risk Factor disclosure, that addresses and discusses the potential for a reverse stock split, the reasons underlying such split (i.e. meeting certain Nasdaq qualifications) and any associated risks to investors, especially with respect to the broad discretion that the board of directors has with respect to effectuating such reverse split. Please contact Valeria Franks at 202-551-7705 or Suying Li at
202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Howard Berkenblit, Esq.